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SECURITIES AND EXCHANGE COMMISSION


05041005

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SEC FILE NUMBER
8-35820

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
MAR 1 - 2005
1086

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Glen Rauch Securities, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street, 20th Floor
(No. and Street)

New York	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Glen Rauch Securities, Inc **212-363-9760**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**		**10036**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/30/2005

OATH OR AFFIRMATION

I, Glen R. Rauch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Glen Rauch Securities, Inc, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

ELEANOR GOUDREAU
Notary Public, State of New York
No. 01GO4825619
Qualified in New York County
Commission Expires April 30, 2007

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☐ (q) Supplementary Report of Independent Registered Public Accounting Firm required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Glen Rauch Securities, Inc.

Statement of Financial Condition

December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
Glen Rauch Securities, Inc.

We have audited the accompanying statement of financial condition of Glen Rauch Securities, Inc. (the "Company") as of December 31, 2004. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Glen Rauch Securities, Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 24, 2005

Glen Rauch Securities, Inc.

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 79,271
Receivables from brokers, dealers, and others	190,027
Securities owned, at market value	2,633,809
Goodwill	2,341,455
Intangible assets (net of accumulated amortization of $215,868)	369,496
Fixed assets, at cost (net of accumulated depreciation of $275,785)	69,432
Other assets	373,332
Total assets	$ 6,056,822
Liabilities and stockholder's equity	
Liabilities:	
Payables to brokers, dealers, and others	$ 1,031,961
Accounts payable, accrued expenses, and other liabilities	509,017
	1,540,978
Stockholder's equity:	
Common stock (100 shares authorized, issued and outstanding; $1 par value)	100
Additional paid-in capital	4,126,900
Retained earnings	388,844
	4,515,844
Total liabilities and stockholder's equity	$ 6,056,822

See accompanying notes.

Glen Rauch Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2004

1. Organization

Glen Rauch Securities, Inc. (the "Company"), a wholly-owned subsidiary of Valley National Bank (the "Parent"), is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company is a full-service brokerage firm engaged primarily in the retail and institutional brokerage business.

The Company clears its securities transactions on a fully disclosed basis through Bear Stearns Clearing Corporation (the "clearing broker").

2. Summary of Significant Accounting Policies

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Securities Transactions

Securities owned are stated at market value with related changes in unrealized appreciation or depreciation reflected in principal transactions revenues. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and are recorded in fixed assets on the statement of financial condition. Generally, these useful lives range from 1 to 10 years. Major leasehold improvements are capitalized and amortized over the life of the lease or the life of the improvement, whichever is shorter, while repairs and maintenance costs are charged to operations as incurred.

2. Summary of Significant Accounting Policies (Continued)

Goodwill and Intangible Assets

The Company reviews goodwill for impairment at least annually or more frequently as circumstances indicate. The intangible asset consists of a covenant not to compete that is being amortized on a straight line basis over five years and is evaluated at least annually for impairment or more frequently, as circumstances indicate. For the year ended December 31, 2004, no impairment expense was recorded.

3. Receivables from and Payables to Brokers, Dealers, and Others

Included in the receivables from brokers, dealers, and others are deposits with the clearing broker and interest and commissions receivable. Included in payables to brokers, dealers, and others are the amounts due to the clearing broker for collateralized financing of proprietary positions. The Company's principal source of short-term financing is provided by the clearing broker from which it can borrow on an uncommitted basis against its proprietary inventory positions, subject to collateral maintenance requirements.

At December 31, 2004, amounts receivable from and payable to broker dealers and others consist of the following:

	Receivable from Brokers, Dealers and Others	Payable to Brokers, Dealers and Others
Deposit with clearing broker	$152,395	$ –
Due to clearing broker	–	1,030,805
Commissions receivable	11,222	–
Interest receivable/payable	26,410	1,156
	$190,027	$ 1,031,961

The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers.

4. Securities Owned

Securities owned and recorded at market value consist of the following at December 31, 2004;

State and municipal obligations	$2,633,809
	$2,633,809

All securities owned are pledged to the clearing broker on terms which permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

5. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, net deferred tax liabilities of approximately $63,640 at December 31, 2004 are included in other liabilities in the statement of financial condition. At December 31, 2004, no significant deferred tax assets exist.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2004, the Company had net capital of approximately $1,107,233 which was $1,007,233 in excess of the required net capital of $100,000.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2004, the Company was in compliance with all such requirements.

7. Commitments and Contingencies

The Company is committed to pay rent for office space under non-cancelable leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. Rent expense was $152,394 for the year ended December 31, 2004. Expected minimum annual rental payments are as follows:

2005	$ 116,662
2006	116,662
2007	116,662
2008	116,662
2009	116,662
Thereafter	628,180
	$ 1,211,490

The Company is a defendant or co-defendant in legal actions primarily relating to its broker-dealer activities. The Company currently believes it has recorded adequate reserves to cover any probable loss that could arise, based on knowledge to date and consultation with counsel. Probabilities and out comes are reviewed as events unfold, and adjustments to reserves are made when necessary.

Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45") provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company's business activities involve the execution of securities transactions for its customers that are cleared and settled by its clearing brokers. The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. At December 31, 2004, these accounts were fully collateralized by securities owned by the customers, thereby reducing the associated risk to changes in the market value of the security through the settlement date. Unsettled trades at December 31, 2004 were settled without any losses.

8. Related Party Transactions

The Company currently maintains two checking accounts with the Parent, which had no balances outstanding at December 31, 2004.

On March 1, 2004 the Parent, pursuant to contingent payment provisions in the purchase contract of the Company, paid a total of $476,819 to employees of the Company (the former owners). Such amount has been reflected as capital contribution by the Parent on the Company's statement of financial condition and is offset by increases in goodwill and the intangible asset.

Included in other assets is a $325,000 receivable from an employee of the Company.

9. Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned and certain receivables are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities are carried at contracted amounts approximating fair value.